UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                      American Mobile Satellite Corporation
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                                (Name of Issuer)

                           Common Stock $.01 Par Value
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                         (Title of Class of Securities)

                                   02755R 10 3
              ----------------------------------------------------
                                 (CUSIP Number)

    Ms. Chan Su Shan, Company Secretary, Singapore Telecommunications Limited
       31 Exeter Road, Comcentre, Singapore 239732, Republic of Singapore
                             (011) (65) 838-2201 */
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 9, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*/ With a copy to: Richard S. Elliott, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, 1615 L Street, N.W., Suite 1300, Washington, DC 20036,
         (202) 223-7324.

                                  SCHEDULE 13D

CUSIP No.  02755R 10 3                                        Page 2 of    Pages
         -----------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Singapore Telecommunications Limited

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]

3       SEC USE ONLY


4       SOURCE OF FUNDS

        WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Republic of Singapore

                          7        SOLE VOTING POWER

       NUMBER OF                   3,057,595 shares
         SHARES
   BENEFICIALLY OWNED     8        SHARED VOTING POWER
    BY EACH REPORTING
         PERSON                    0 shares
          WITH
                          9        SOLE DISPOSITIVE POWER

                                   3,057,595 shares

                          10       SHARED DISPOSITIVE POWER

                                   0 shares

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,057,595 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.2%

14      TYPE OF REPORTING PERSON

        CO

                                  SCHEDULE 13D

CUSIP No.  02755R 10 3                                        Page 3 of    Pages
         -----------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Temasek Holdings (Private) Limited

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]

3       SEC USE ONLY


4       SOURCE OF FUNDS

        AF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Republic of Singapore

                          7        SOLE VOTING POWER

       NUMBER OF                   0 shares
         SHARES
   BENEFICIALLY OWNED     8        SHARED VOTING POWER
    BY EACH REPORTING
         PERSON                    3,057,595 shares
          WITH
                          9        SOLE DISPOSITIVE POWER

                                   0 shares

                          10       SHARED DISPOSITIVE POWER

                                   3,057,595 shares

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,057,595 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.2%

14      TYPE OF REPORTING PERSON

        HC

                             AMENDED SCHEDULE 13D 1/

Item 5.  Interest in Securities of the Issuer

         Item 5 is amended and restated in its entirety as follows:

(a) Singapore Telecom owns beneficially 3,057,595 shares of Common Stock. Of this amount, 2,229,314 shares of Common Stock are owned of record by Singapore Telecom, and 828,281 shares of Common Stock could be obtained by Singapore Telecom upon exercise in full of the Amended Warrant and Warrant No. 2. As noted in Item 2 above, Singapore Telecom is approximately 80% owned by Temasek. The filing of this Statement should not, however, be construed as an admission that Temasek is, for purposes of Section 13(d) of the Act, the beneficial owner of any of the Common Stock beneficially owned by Singapore Telecom.

         Based upon the information supplied by the Issuer, the 3,057,595 shares of Common Stock beneficially owned by Singapore Telecom constitute approximately 6.2% of the Common Stock outstanding as of November 30, 1999. 2/

         To the best knowledge of the Reporting Persons, none of the persons listed in Schedule I or II beneficially own or have the right to acquire shares of Common Stock.

         The Reporting Persons may be deemed to comprise a group (within the meaning of Section 13(d)(3) of the Act) with the following entities by virtue of certain agreements described in Item 6 below: (1) Hughes Electronics Corporation ("Hughes Electronics") and Hughes Communications Satellite Services, Inc. ("Hughes" and, together with Hughes Electronics, the "Hughes Entities"), an indirect wholly-owned subsidiary of Hughes Electronics; and (2) Space Technologies Investments, Inc. ("Investments") and the following affiliates of
Investments: Transit Communications, Inc. and Satellite Communications Investments Corporation (collectively with Investments, the "AT&T Entities"). 3/

--------

1/       Amending the Amended and Restated Schedule 13D dated December 28, 1995.

2/ For the purpose of computing this percentage, the Amended Warrant and Warrant No. 2 were deemed to be exercised in full and the shares of Common Stock issuable upon such exercise were deemed to be outstanding.

3/ Prior to the conversion of the remaining Mtel Convertible Debentures in December 1995, and the resulting transfer of the 760,869 shares of Common Stock from Mtel L.P. to Singapore Telecom, the following entities might also have been deemed to be part of such group: Mtel L.P., Mtel Space Technologies Corporation ("Mtel Corp.") (Mtel L.P.'s general partner), and Mtel Technologies, Inc. ("Mtel Corp. Affiliate") (Mtel L.P.'s limited partner) (collectively, the "Mtel Group").

         The Reporting Persons expressly disclaim beneficial ownership of shares of Common Stock beneficially owned by the Hughes Entities and the AT&T Entities, and the filing of this statement by the Reporting Persons shall not be construed as an admission by the Reporting Persons that either of them is, for purposes of
Section 13(d) of the Act, the beneficial owner of any of the shares of Common Stock held by the Hughes Entities or the AT&T Entities.

         Based upon information supplied by the Issuer, the Reporting Persons believe that the Hughes Entities and the AT&T Entities beneficially own the number of shares of Common Stock set forth in the table below as of November 30, 1999, constituting in each case that percentage of the outstanding Common Stock set forth in the table:

Name of Beneficial Owner                  Number of Shares       Percentage
------------------------                  ----------------       ----------
Hughes Communications
  Satellite Services, Inc. 4/                 6,692,108              --

Hughes Electronics Corporation 5/             4,969,688              --
                                              ---------             ---

         Hughes Entities as a Group          11,661,796            21.8 6/

--------------------------------------------------------------------------------

Space Technologies
  Investments, Inc.                           1,206,192              --

Transit Communications, Inc.                    681,818              --

Satellite Communications
  Investments Corporation                     1,113,135              --
                                              ---------             ---

         AT&T Entities as a Group             3,001,145             6.2

--------

4/ Includes 25,486 shares of Common Stock issuable to Hughes upon the exercise of certain warrants previously issued by the Issuer. These warrants are exercisable through January 19, 2001 at an exercise price of $.01 per share.

5/ Consists of 4,205,121 shares of Common Stock issuable upon the exercise of a warrant that Hughes Electronics received as part of the consideration for a guaranty that it provided in connection with long-term bank financing for the Issuer's subsidiary, and 764,567 shares of Common Stock issuable upon the exercise of another warrant that Hughes Electronics received as part of the consideration for a guaranty that it provided in connection with the restructuring of the long-term financing. Each warrant is exercisable through March 31, 2005 at an exercise price of $7.3571 per share.

6/ For the purpose of computing this percentage, warrants held by the Hughes Entities were deemed to be exercised in full and the shares of Common Stock issuable upon such exercise were deemed to be outstanding.

(b) Singapore Telecom has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by it, subject to the effect of the agreements referred to in
Item 6. As noted in Item 2 above, Singapore Telecom is approximately 80% owned by Temasek. The filing of this statement should not, however, be construed as an admission that Temasek is, for purposes of Section 13(d) of the Act, the beneficial owner of any of the Common Stock beneficially owned by Singapore Telecom.

(c) Since the Reporting Person's most recent Schedule 13D amendment was filed, Singapore Telecom has engaged in certain open market sales of Common Stock, which, in the aggregate, amount to over 1% of the shares of Common Stock outstanding as of November 30, 1999 (based on information supplied by the Issuer). Those sales were as follows:

Date of Transaction           Number of Shares       Average Price Per Share
-------------------           ----------------       -----------------------
     11/22/99                      19,000                    $19.28
     11/23/99                      17,600                    $18.61
     11/29/99                       5,000                    $18.00
     12/02/99                      82,500                    $15.41
     12/03/99                      65,000                    $15.07
     12/06/99                      10,000                    $14.19
     12/08/99                     250,000                    $14.00
     12/09/99                     311,769                    $16.06

         The Reporting Persons are not aware of any transactions in shares of Common Stock that were effectuated during the past 60 days by the Hughes Entities or the AT&T Entities, or by any of the persons listed in Schedule I or II.

(d) The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 7.  Material to be Filed as Exhibits

         Exhibit I in Item 7 is amended as follows:

         Exhibit I -- Joint Filing Agreement dated December 20, 1999

                                   SIGNATURES


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                      SINGAPORE TELECOMMUNICATIONS LIMITED

                                      By: /s/ Hoh Wing Chee
                                          -----------------
                                          Name:  Hoh Wing Chee
                                          Title: VP (International Network)

Dated:  December 20, 1999


                                      TEMASEK HOLDINGS (PRIVATE) LIMITED

                                      By: /s/ Ong Wen Wendy
                                          -----------------
                                          Name:  Ong Wen Wendy (Ms.)
                                          Title: Vice President/
                                                 Company Secretary

Dated:  December 20, 1999

                                  EXHIBIT INDEX

              Exhibit I in the Exhibit Index is amended as follows:


          Exhibit I    Joint Filing Agreement dated December 20, 1999